

August 29, 2014

Via E-mail
John A. Brda
President
Torchlight Energy Resources Inc.
5700 W. Plano Parkway, Suite 3600
Plano, Texas 75093

> **Re: Torchlight Energy Resources Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 8, 2014**
> **File No. 333-195423**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2014**
> **Filed August 14, 2014**
> **File Nos. 1-36427**

Dear Mr. Brda:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

1. Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Form 10-K for Fiscal Year Ended December 31, 2013

Please respond to the following comments within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

2. Please revise your Standardized Measure of Oil & Gas Quantities tables presented on pages 20 and F-15, as applicable, to account for the revisions to extensions and discoveries volume quantities and revisions of previous estimates volume quantities made in response to prior comments 4 and 5 of our letter dated July 21, 2014.

Controls and Procedures, page 28

3. We note you continue to conclude that your disclosure controls and procedures were effective as of December 31, 2013. Please tell us why you believe your disclosure controls and procedures are effective, considering the proposed revisions made to your Form 10-K. Further, please correct the apparent inconsistency between your disclosures on effectiveness on internal controls over financial reporting on page 17 and page 28. Refer to guidance in Items 307 and 308 of Regulation S-K.

Form 10-Q for the Quarter Ended June 30, 2014 filed on August 14, 2014

Note 7, Investment in Oil and Gas Properties, page 11

4. We note the significant increase in your oil and gas properties from approximately $13.0 million as of December 31, 2013 to $26.3 million as of June 30, 2014. However, we are unable to locate disclosure detailing the reason for the increase other than the acquisition of additional interests in the Hunton properties for $3.2 million. Please expand your disclosures to discuss the nature of the increase.

Note 11, Subsequent Events, page 13

5. We note your disclosure of a subsequent event related to the purchase agreement with Hudspeth Oil Corporation, which is expected to close on or before September 23, 2014. Please tell how you considered the requirements of FASB ASC guidance 805-10-50 and Rule 3-05 of Regulation S-X for the presentation of pro forma financial information.

6. File the agreement underlying the acquisition of the Hudspeth properties as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Unaudited Supplementary Information, page F-13

Oil and Natural Gas Reserves, page F-14

7. We note in response to prior comment 10 in our letter dated July 21, 2014, you have removed the information relating to the disclosure of probable reserves and associated "PV-10" quantities. However, we note you have retained disclosure in the first paragraph on page F-15, referring to the inherent uncertainties in probable reserves and disclosure in the second paragraph on that page discussing the estimation of probable reserves. Please amend your disclosure to removed references to probable reserves which are no longer disclosed in this section of your filing.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Svitlana Sweat at (202) 551-3326 or Shannon Buskirk at (202) 551-if you have questions regarding comments on the financial statements and related matters or John Hodgin, Petroleum Engineer, if you have questions regarding the engineering comments. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
       Robert D. Axelrod
       Axelrod, Smith & Kirshbaum